UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM N-18F-1

NOTIFICATION OF ELECTION PURSUANT TO RULE 18f-1
UNDER THE INVESTMENT COMPANY ACT OF 1940.

AMERICAN CENTURY ETF TRUST

--------------------------------------------------------------------------------

NOTIFICATION OF ELECTION
The undersigned registered open-end investment company hereby notifies the Securities and Exchange Commission that it elects to commit one of its series, Avantis U.S. Large Cap Value Fund, to pay in cash all redemptions by a shareholder of record as provided by Rule 18f-1 under the Investment Company Act of 1940. It is understood that this election is irrevocable while such Rule is in effect unless the Commission by order upon application permits the withdrawal of this Notification of Election.
SIGNATURE
Pursuant to the requirements of Rule 18f-1 under the Investment Company Act of 1940, the registrant has caused this notification of election to be duly executed on its behalf in the city of Kansas City and the State of Missouri on the 17th day of June 2022.

AMERICAN CENTURY ETF TRUST
--------------------------------------------------
(Name of Registrant)

By: /s/ Patrick Bannigan
---------------------------------------------
Patrick Bannigan

President
---------------------------------------------
(Title)

Attest: /s/ Vincent M. Lewis
    -----------------------------------------
    Vincent M. Lewis

    Assistant Secretary
    -----------------------------------------
    (Title)